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July 7, 2008

BY EDGAR

Anne Nguyen Parker
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C., 20549

Re:

Colombia Goldfields Ltd.
Preliminary Proxy Statement on Schedule 14A
Filed June 5, 2008
File No. 0-51013

Dear Ms. Parker:

On behalf of our client, Colombia Goldfields Ltd. (“the Company”), we hereby acknowledge receipt of the comment letter dated June 27, 2008 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above referenced Preliminary Proxy Statement on Schedule 14A.

On behalf of the Company, we submit this letter in response to the Comment Letter.  For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by the Company’s responses.

______________________

ABU DHABI  |  BEIJING  |  BRUSSELS  |  DÜSSELDORF  |  FRANKFURT  |  HONG KONG  |  LONDON  |  MANNHEIM  |  MENLO PARK
MUNICH  |  NEW YORK  |  PARIS  |  ROME  |  SAN FRANCISCO  |  SÃO PAULO  |  SINGAPORE  |  TOKYO  |  TORONTO  |  WASHINGTON, DC

SHEARMAN & STERLING LLP IS A LIMITED LIABILITY PARTNERSHIP ORGANIZED IN THE UNITED STATES UNDER THE LAWS OF THE STATE OF DELAWARE, WHICH LAWS LIMIT THE PERSONAL LIABILITY OF PARTNERS.
COUNTRY OF PRIMARY QUALIFICATION: UNITED STATES OF AMERICA NOT QUALIFIED TO PRACTICE ONTARIO LAW.

RESPONSES TO STAFF COMMENTS

Proposal No. 3: Approval of 2008 Stock Incentive Plan, page 24

1.

We note your disclosure that the 2008 Stock Incentive Plan will supplant the 2006 Plan.  Please describe in sufficient detail what will happen to the 2006 Plan.  In this regard, we note that a number of shares of common stock will remain available under the 2006 Plan after the 2008 Plan is adopted by the Board.

Response: The Company intends to freeze the 2006 Plan immediately after the Company’s stockholders approve the 2008 Stock Incentive Plan.  Thereafter, the 2006 Plan will continue to exist for purposes of governing outstanding awards; however, no new awards will be granted.  Instead, all future awards will be granted pursuant to the terms of the 2008 Stock Incentive Plan.  The Company will amend the disclosure in its proxy statement to provide this information.

2.

Please provide us with the supplemental information required by Instruction 5 to Item 10 of Schedule 14A.

Response: The Company intends to file a registration statement on Form S-8 providing for registration of the common stock to be issued upon exercise of the options issued pursuant to the 2008 and 2006 Stock Incentive Plans as soon as practicable after the 2008 Stock Incentive Plan is approved by the Company’s stockholders.  The Company will amend the disclosure in its proxy statement to provide this information.

Shares Available, page 24

3.

We note that under the 2008 Stock Incentive Plan, the Board will reserve a certain amount of shares for issuance.  Please quantify the amount of shares that will be reserved for issuance and state the number of shares of stock that will remain available for issuance under the 2006 Stock Incentive Plan.  State, as of the latest practicable date, the market value of the securities underlying the options, stock appreciation rights and other securities to be awarded under the 2008 Plan.

Response: The 2008 Stock Incentive Plan provides that the Board has reserved for issuance an amount equal to a rolling ten percent (10%) of the outstanding common stock of the Company, less the number of shares of common stock that remain available for issuance under the 2006 Plan.  As of July 7, 2008, the number of shares of common stock available for issuance under the 2008 Stock Incentive Plan equals 3,078,248 (which equals 10% of the number of shares of common stock outstanding less the 6,215,000 shares available for issuance pursuant to options previously granted under the 2006 Plan).  The Company will amend the disclosure in its proxy statement to provide this information.

As of the close of July 2, 2008, the market value of 3,078,248 shares of common stock underlying awards potentially issuable under the 2008 Stock Incentive Plan was approximately $2,185,556.  The Company will amend the disclosure in its proxy statement to provide this information.

Eligibility, page 24

4.

Please state the approximate number of persons that will be eligible to participate in the 2008 Stock Incentive Plan.

Response:  All employees, directors and consultants of the Company are eligible to participate in the 2008 Stock Incentive Plan, which currently totals approximately 200 people.  The Company will amend the disclosure in its proxy statement to provide this information.

Types of Awards, page 24

5.

Please provide a more detailed description of the type of awards that the Board has the authority to determine.  In this regard, we note that while you mention the tax advantages of incentive stock options, you do not discuss the other types of awards that may be granted.

Response:  The comment is noted and the Company will amend the disclosure in its proxy statement to provide the requested information.

Proposal No. 4: Approval of Issuance of Additional Securities, page 26

6.

Please discuss why you are issuing the special warrants.  In this regard, describe how you will use the net proceeds from the issuance, including the approximate amount of proceeds that will be used for each purpose.  See Item 11(c) of Schedule 14A.  If such proceeds are being used to acquire Mineros S.A., please assess whether financial statements are required with this proxy.

Response:  The Company closed the special warrant private placement on June 18, 2008, generating net proceeds of approximately $8.8 million.  The special warrants are exercisable automatically, without additional consideration, upon the occurrence of certain events, into units consisting of one share of common stock and one warrant exercisable at a price of $1.50 for one share of common stock.  The Company is in the process of completing a debt financing to fund the acquisition of Mineros S.A. (“Mineros”).  In the interim, the Company used approximately $7 million from the net proceeds of the special warrant private placement to make a non-refundable deposit in respect of the Company’s proposed acquisition of Mineros. The remainder of the proceeds of the special warrant private placement were used by the Company to fund working capital needs.

The Company has determined that financial statements of Mineros are not required to be included with this proxy.  While Item 13(a)(1) of Schedule 14A provides that the financial statements of businesses acquired or to be acquired be included in the proxy, Instruction 1 to Item 13 states that any or all of the information required by Item 13(a) may be omitted if such information is not material for the exercise of prudent judgment in regard to the matter to be acted upon.  Instruction 1 further provides that, in the usual case, the information is not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction.

The purpose of Proposal No. 4 is solely to satisfy the requirements of the Toronto Stock Exchange (the "TSX"), upon which the shares of the Company are listed, which require that stockholder approval be obtained for the issuance or reservation for issuance of listed securities pursuant to a private placement in excess of 25% of the number of listed securities outstanding prior to the placement. In connection with the private placement, the Company agreed to pay the agents a cash amount and, subject to shareholder approval, warrants to purchase shares of common stock.  The Company also agreed to file a registration statement to register the resale of the common stock underlying the securities issued in connection with the special warrant financing.  If the Company fails to meet its registration obligations, it must pay certain penalties in cash, or at the Company’s option, in additional units and warrants.  Stockholder approval is being sought pursuant to Proposal No. 4 only for the issuance of shares of common stock of the Company upon the exercise of the warrants granted to the agents, and to enable the Company to issue additional units and warrants to pay the applicable penalties if it fails to meet its registration obligations, as these issuances would cause the TSX's 25% threshold to be exceeded.

Stockholder approval is not required, nor is it being sought in the proxy statement, for the special warrant financing itself or for the acquisition of Mineros.  The shares of common stock whose issuance is contemplated by Proposal No. 4 will not be issued in an exchange, merger, consolidation, acquisition or similar transaction.  As a result, the Company has concluded that the financial statements of Mineros need not be included in the proxy.  The Company expects to file the financial statements of Mineros on Form 8-K as soon as they are available subsequent to the closing of the Mineros acquisition, and in any event within the time period set forth in Item 9.01 of Form 8-K.

7.

We note that your disclosure in your 8-K filed June 20, 2008 regarding the closing of a private placement of special warrants.  It appears that you have not yet received security holder approval for this transaction, since you are now requesting approval in this proxy statement.  Please advise.

Response:    Stockholder approval was not required for the special warrant financing.  As noted in response 6 above,  stockholder approval is being sought only for the issuance of shares of common stock of the Company upon the exercise of the warrants granted to the agents for the private placement as compensation and to enable the Company, if management so elects in lieu of paying cash, to issue additional units and warrants to pay applicable penalties if the Company fails to meet its registration obligations, as these issuances would cause the TSX's 25% stockholder approval threshold to be exceeded.

Acknowledgment

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

______________________

We appreciate your assistance in reviewing this response letter.  Please direct all questions or comments regarding this letter to the undersigned at 416-360-2967.

Sincerely,

/s/ Christopher J. Cummings
Christopher J. Cummings

cc:

J. Randall Martin
Thomas Lough
James Kopperson

Colombia Goldfields Ltd.

Lonnie Kirsh

Kutkevicius Kirsh, LLP

Shane Smyth

Shearman & Sterling, LLP